Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change August 7, 2008
Item 3	News Release The news release dated August 7, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure, Continental Europe Finance and UK Media and Analyst networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. announced the addition of three new directors to its board of directors and the retirement of Mr. William Meyer.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated August 7, 2008.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 7th day of August, 2008

August 7, 2008	News Release 08-15

CHANGES TO SILVER STANDARD’S BOARD OF DIRECTORS

Vancouver, B.C. – Silver Standard Resources Inc. wishes to report the addition of three new directors to its board of directors and the retirement of Mr. William Meyer.

Mr. Meyer has served on the board of Silver Standard since 1993 and provided valued input as the company acquired the largest in-ground silver resource of any publicly traded silver company.  Mr. Robert Quartermain, President and CEO of Silver Standard, said, “I want to thank Bill for his counsel and contributions over these last 15 years.  During this time, Silver Standard successfully executed on its strategy of acquiring quality silver assets and we are now moving on to the next stage by developing them.”

Mike Anglin, Richard Campbell and Richard Paterson were all elected to the board of Silver Standard at a directors’ meeting held on August 7th, 2008.

Mike Anglin, B.Sc. (Mining), M.Sc., is a mining engineer (Royal School of Mines, London) and started his career as a mining engineer in 1977 with New Jersey Zinc and Texasgulf before joining BHP in 1986.  At BHP, Mr. Anglin held a number of senior managerial levels in South America and Australia with his latest role as Vice President of Base Metals Group based in Santiago, Chile.

Richard Campbell, MBE, B.Sc., obtained his degree in geology in 1969 from Glasgow University.  He joined BP in 1969 and spent 32 years with the company, retiring in 2001.  His career took him through management positions in the Mideast, Africa, South America, North Sea and North America with his final role as President of BP Alaska.

Richard (Dick) Paterson, B.Com., graduated from Concordia University in Montreal and started his career as an auditor with Coopers & Lybrand.  He spent four years as Chief Financial Officer of a subsidiary of Genstar Corporation and then served as Senior Vice President and CFO of the Corporation.  In 1988, he became Managing Director of Genstar Capital, a middle market private equity firm specializing in leveraged buyouts.  He has also served on the boards of a number of other NYSE, TSX and NASDAQ companies.

Mr. Peter Tomsett, Chairman of Silver Standard, stated, “Our three new board members have extensive global experience in the resource and financial sectors.  We are pleased that individuals of this caliber have agreed to join the board and we look forward to drawing upon their valuable knowledge and experience as we take the company forward.” (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.